June 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: Regina Balderas
RE: Nash-Finch Company
Comment letter dated June 17, 2008
Form 10-K for the year ended December 29, 2007
Form 10-Q for the fiscal quarter ended March 22, 2008
Response letter dated June 2, 2008
Dear Ms. Balderas:
Set forth below are responses by Nash-Finch Company (“the Company”) to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Robert B. Dimond dated June 17, 2008, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comments in bold type, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 29, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 23
1.	We note your response to prior comment 1 from our letter dated May 16, 2008. Your conclusion that segmental disclosure is imbedded in your MD&A discussion of each individual line from your income statement is unclear to us. To help us better understand this conclusion, please respond to the following additional comments.
•	Your analysis of gross profit at the top of page 24 indicates that your military segment has a lower gross profit margins and your food distribution and retail segments have higher gross profit margins. Based on this statement that your reportable segments have different gross profit margins, it remains unclear to us that your analysis of gross profit margins at the consolidated level satisfies the objectives of MD&A to provide your investors with a view of the company through the eyes of management and to provide context around your results so that readers can ascertain the likelihood that past performance is indicative of future performance. Please provide us with your gross profit margin for each reportable segment for each of the periods presented in your income statement, and based on those numbers, explain to us how you concluded that you did not need to analyze gross profit margin separately each reportable segment, If your food distribution segment reflected a higher increase in gross profit margin in 2007 than your other reportable segments, given the materiality of this segment to your consolidated results, we would continue to struggle to understand why you did not need to provide analysis and insight specific to the food distribution segment.

•	Your analysis of SG&A at the bottom of page 24 indicates that your retail segment has higher SG&A as a percentage of sales (SG&A margin) than your food distribution and military segments. Based on this statement that your reportable segments have different SG&A margins, it remains unclear to us that your analysis of SG&A margins at the consolidated level satisfies the objectives of MD&A to provide your investors with a view of the company through the eyes of management and to provide context around your results so that readers can ascertain the likelihood that past performance is indicative of future performance. Please provide us with your SG&A margin for each reportable segment for each of the periods presented in your income statement, and based on those numbers, explain to us how you concluded that you did not need to analyze SG&A margin separately for each reportable segment.

•	It remains unclear to us how your current disclosures explain the decrease in your unallocated corporate overhead. In this regard, we note that your response refers to the table at the bottom of page 24 detailing a net decrease in certain components of SG&A totaling $27.3 million: however, it is unclear from your current disclosures that these components of SG&A are all reflected in your unallocated corporate overhead as opposed to being reflected within one or more of your reportable segments. Similarly, we note that your response refers to the 2006 impairment of goodwill totaling $26.4 million; however, based on your discussion of goodwill impairment on page 25, this impairment appears to relate to your retail segment instead of your unallocated corporate overhead. Please explain to us in more detail how your current disclosures provide insight into the decrease in your unallocated corporate overhead, and revise future filings to clarify this matter to your readers. Please show us what any changes to your analysis of results of operations will look like.
Response: In response to the Staff’s comment, the tables below present our segment Gross Profit Margin and Selling, General & Administrative (SG&A) expenses as a percentage of segment sales for each year shown in our Form 10-K. Since our segment Gross Profit Margin and SG&A expense percentages did not vary significantly in any of the years presented, we concluded the change in gross margin dollars and SG&A dollars, excluding the items in the table on page 24, were substantially the result of changes in sales volume between reporting segments and were disclosed in the context of changes in reporting segment sales mix. The Company included an analysis of changes in reporting segment sales under the “Sales” heading on page 23. The Company concluded that additional disclosure was not warranted based upon the consistency of the relevant percentages, the changes in sales volume between segments being the primary driver and the disclosure of such sales mix changes.
Gross Profit Margin, % of Segment Sales

	2007	2006	2005
Food Distribution	6.7%	6.1%	6.5%
Military	4.6%	4.5%	4.5%
Retail	26.4%	26.4%	26.9%
Selling, General & Administrative, % of Segment Sales

	2007	2006	2005
Food Distribution	2.9%	3.0%	2.9%
Military	1.1%	1.0%	1.0%
Retail	21.7%	21.7%	21.7%

In response to your additional comment, we view our segment information to reflect only the revenue and expense activities that directly relate to the segment operations. Indirect items such as goodwill and asset impairments are not necessarily allocated to the reportable segments and are reported as a component of unallocated corporate overhead, because Management considers these items as a general corporate expense.
In future filings, when we highlight a particular expense item in our discussion, we will indicate more clearly which operating segment or, if applicable, unallocated corporate overhead, these expense items relate to. The table below presents a sample form of our proposed changes.

		2007		2006		2005
(in millions except percentages)	Segment	$	% of sales	$	% of sales	$	% of sales
SG&A		280.8	6.2%	319.7	6.9%	300.8	6.6%

Significant factors affecting SG&A:
Impairments and lease reserves	Corporate	—	0.0%	15.4	0.4%	4.7	0.1%
Store closing costs and inventory markdowns	Retail	2.6	1.0%	4.3	0.1%	—	0.0%
Charges related to food distribution customers	Food Dist	(0.1)	0.0%	1.2	0.0%	2.0	0.0%
Gain on sale of assets	Retail	(0.7)	0.0%	—	0.0%	—	0.0%
Severance costs	Corporate	—	0.0%	4.2	0.1%	—	0.0%
Tradename impairment	Corporate	—	0.0%	2.0	0.0%	—	0.0%
Vacation standardization	Corporate	—	0.0%	2.0	0.0%	—	0.0%

Total significant factors affecting SG&A		1.8	0.0%	29.1	0.6%	6.7	0.1%

2.	We read in your response to prior comment 12 from our letter dated May 16, 2008 that you will modify your future disclosure to clarify, that your officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level and communicated to your management to allow timely decisions regarding required disclosure. As indicated in our prior comment, we believe that you should either provide the entire definition of disclosure controls and procedures as indicated in Exchange Act Rule 13a-15(e), or you should conclude that your disclosure controls and procedures were effective at the reasonable assurance level without providing any part of the definition of disclosure controls and procedures. As your proposed modification refers to a portion of the definition of disclosure controls and procedures, it is unclear to us how you have considered our prior comment. Please advise
Response: In response to the Staff’s comment, we read and considered your initial comment and we attempted to respond to the best of our ability based on our interpretation of your original written comment. You have now added sufficient clarity to your comment and we now understand much better what you wanted us to respond to. In future filings, we will modify our statement to eliminate any part of the definition of disclosure controls and procedures
The following is an example of our proposed modified disclosure:
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.
In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 to discuss any further questions or comments you might have.
Sincerely,
Robert B. Dimond
Executive Vice President and Chief Financial Officer

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